BOVIE MEDICAL CORPORATION
734 Walt Whitman Road
Suite #207
Melville, NY 11747

May 9, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 6010

Re:	Bovie Medical Corporation
Form 8-KA for Item 4.01
Originally Filed April 27, 2007
File No. 0-12183

Ladies and Gentlemen:

In connection with our filing amendment No. 1 the above referenced Form 8-K (Form 8-KA), the registrant hereby acknowledges that;

The registrant is responsible for the adequacy and accuracy of the disclosure in  the filing;

Staff comments or changes to disclosure in response to staff comments do not  foreclose the Commission from taking any action with respect to the filing; and

The registrant may not assert staff comments as a defense in any proceeding  initiated by the Commission or any person under the federal securities laws of the  United States.

Very Truly Yours,

BOVIE MEDICAL CORPORATION

By: /S/ Andrew Makrides
Andrew Makrides, President